Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Held Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to the market that it has reclassified items in its Management Discussion and Analysis for all quarters of the fiscal years 2011 and 2012.

The purpose of these reclassifications is to improve the presentation of the results to the market in alignment with the Itaú Unibanco’s management model, thus allowing greater comparability and understanding when analyzing our performance. Items reclassified will be incorporated in the Managerial Report of the Operation as from the 1st quarter of 2013.

Reclassifications include:

•
Insurance: we are including revenues and expenses related to the insurance business in the result from insurance, pension plans and capitalization. The main reclassifications of revenues are the financial margins and the fee income from pension funds management;

•	Redecard: we consolidated the company in accordance with our stake in its capital for each period;

•
Other reclassifications: result from participation in permanent investments, other operating income, non-operating result, officers’ profit sharing and expenses with credit cards rewards programs were reclassified to the lines which represent the way in which the institution manages its businesses. Additionally, for better comparability with the new consolidation criteria, we fully consolidated the results from our partnerships (that were previously proportionally consolidated).

The reclassified spreadsheet with historical information will be made available during the course of the day in the investor relations site (www.itau-unibanco.com/ir).

With this initiative, we reiterate our commitment with the transparency of the information made available to capital markets’ entities.

São Paulo (SP), April 26, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer